02019943

A+ 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 12 2002 WASH.D.C. 386 SECTION PROCESSING

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36903 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTEGRATED CLEARING SOLUTIONS, INC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 28TH FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH M. RAMOS JR. 212-422-1100
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUSTEIN, ABRAHAM
(Name — *if individual, state last, first, middle name*)

47 DEWHURST ST. (Address) STATEN ISLAND (City) NY (State) 10314 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, JOSEPH M. RAMOS, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRATED CLEARING SOLUTIONS, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SARA WALSER
Notary Public, State of New York
No. 01WA6055949
Qualified in New York County
Commission Expires March 12, 2003

Sara Walser
Notary Public

Signature

TREASURER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ * (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☒ * (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. *
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* Statement of Reconciliation

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRATED CLEARING SOLUTIONS INC.

DECEMBER 31, 2001

TABLE OF CONTENTS

INTEGRATED CLEARING SOLUTIONS INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001

**ABRAHAM BLUSTEIN**
*Certified Public Accountant*
47 DEWHURST STREET
STATEN ISLAND, N. Y. 10314

TELEPHONE - (718) 761-7575

## Independent Auditor's Report

Board of Directors
Integrated Clearing Solutions Inc.

I have audited the accompanying Balance Sheet of Integrated Clearing Solutions Inc., as of December 31, 2001 and the related Statements of Operations, Cash Flows, and Changes in Stockholder's Equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My audit was conducted in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the aforementioned financial statements present fairly in all material respects, the financial position of Integrated Clearing Solutions Inc. as of December 31, 2001 and the results of its operations and changes in financial condition for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

A. Blustein

February 4, 2002

**ABRAHAM BLUSTEIN**
*Certified Public Accountant*
47 DEWHURST STREET
STATEN ISLAND, N.Y. 10314

TELEPHONE - (718) 761-7575

Board of Directors
Integrated Clearing Solutions Inc.

I have examined the financial statements of Integrated Clearing Solutions Inc. for the year ended December 31, 2001, and have issued my report thereon dated February 4, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting controls (which includes the procedures of safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Integrated Clearing Solutions Inc. taken a a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

February 4, 2002

INTEGRATED CLEARING SOLUTIONS INC.
BALANCE SHEET
DECEMBER 31, 2001 & 2000

ASSETS

| | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash in bank | $14,802 | $16,692 |
| OTHER ASSETS | | |
| Loan to parent-A.B. Watley | 1,990,000 | -0- |
| Total assets | 2,004,802 | 16,692 |

LIABILITIES AND PARTNERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued expenses and taxes | 1,700 | 1,700 |
| OTHER LIABILITIES | | |
| Subordinated debt-A.B. Watley | 2,000,000 | -0- |
| Total liabilities | 2,001,700 | 1,700 |
| STOCKHOLDER'S EQUITY | | |
| Common Stock | 500 | 500 |
| Additional Paid-In-Capital | 95,468 | 95,468 |
| Accumulated deficit | (92,866) | (80,976) |
| Total stockholder's equity | 3,102 | 14,992 |
| Total liabilities & stockholder's equity | $2,004,802 | $16,692 |

The accompanying notes are an integral part of this Financial Statement

## INTEGRATED CLEARING SOLUTIONS INC.
## STATEMENT OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUE | | |
| Commission income | $ 72 | $ 101 |
| Interest income | 3,334 | 119 |
| Total | 3,406 | 220 |
| EXPENSES | | |
| Licenses & Registration Fees | 5,475 | 27,330 |
| Insurance & Bonding | 150 | 8,058 |
| Professional Fees | 7,325 | 7,433 |
| Taxes | 450 | 300 |
| General operating expenses | 1,896 | 2,178 |
| Total operating expense | 15,296 | 45,299 |
| Net income (loss) | (11,890) | (45,079) |

The accompanying notes are an integral part of this Financial Statement

INTEGRATED CLEARING SOLUTIONS INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| SOURCE OF CASH: | |
| SUBORDINATED DEBT-A. B. WATLEY | $ 2,000,000 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED OR USED BY OPERATING ACTIVITIES: | None |
| Increase in net operating assets | -0- |
| Increase in net operating liabilities | -0- |
| USES OF CASH: | |
| Loan to parent-A.B. Watley | 1,990,000 |
| Net income (loss) from operations | (11,890) |
| Decrease in Cash and Cash Equivalents | ( 1,890) |
| Cash and cash equivalents at beginning of year | 16,692 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $14,802 |

The accompanying notes are an integral part of this Financial Statement

## INTEGRATED CLEARING SOLUTIONS INC
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Stockholder's Equity Account at December 31, 2000 | $ 14,992 |
| Net Income (Loss) | (11,890) |
| Stockholder's Equity Account at December 31, 2001 | $ 3,102 |

The accompanying notes are an integral part of this Financial Statement

INTEGRATED CLEARING SOLUTIONS INC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Subordinated debt at December 31, 2000 | $ -0- |
| Additions during the year 2001 | 2,000,000 |
| Subordinated debt at December 31, 2001 | $2,000,000 |

The accompanying notes are an integral part of this Financial Statement

INTEGRATED CLEARING SOLUTIONS INC.
COMPUTATION OF NET CAPITAL
AS AT DECEMBER 31, 2001

| | |
|---|---|
| Total current assets | $ 14,802 |
| Less: Non-allowable | ( -0- ) |
| Total allowable assets | 14,802 |
| Total liabilities | 1,700 |
| Net capital | $ 13,102 |

The accompanying notes are an integral part of this Financial Statement

ABRAHAM BLUSTEIN
*Certified Public Accountant*
47 DEWHURST STREET
STATEN ISLAND, N. Y. 10314

TELEPHONE - (718) 761-7575

February 26, 2001

TO: SEC FILE NO. 8-36903

RE; STATEMENT OF RECONCILIATION

I am the auditor for Integrated Clearing Solutions, Inc.

Please accept this letter as our statement that for the year ending December 31, 2001, a reconciliation between the audited computation of Net Capital (and statement of Financial Condition) and Integrated Clearings corresponding Focus Part IIA was unnecessary because no material differences existed.

Sincerely yours,

Abraham Blustein C.P.A.

HILTON CAPITAL MARKETS, INC.,
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

THE COMPANY

Integrated Clearing Solutions inc., is organized under the General Corporation Act of the State of Florida. The company is registered as a broker/dealer with the Securities and Exchange Commission. The Articles of Incorporation were amended on January 5, 1988. The name of the corporation was changed from SCN Securities, Inc. to Hilton Capital Markets, Inc. and the capital structure was changed to authorize the corporation to issue 10,000 shares of common stock, par value $.50 per share. The name of the crporation was changed from Hilton Capital Markets, Inc. on May 1, 2000.

ACCOUNTING POLICIES:

The accounting and reporting policies conform to generally accepted accounting principles.

SIGNIFICANT EVENTS:

As a consequence of substantially decreased commission business, the company terminated it's securities clearing agreement in 1995. As a result, it presently derives income solely from mutual fund sales and interest income.